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EXHIBIT 12.1

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Income from Continuing Operations	$190,440	$21,351	$193,341	$124,335	$220,224
Fixed Charges	134,110	138,712	143,410	156,844	148,110

Adjusted Earnings	$324,550	$160,063	$336,751	$281,179	$368,334

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$134,110	$138,712	$143,410	$156,844	$148,110

Ratio of Earnings to Fixed Charges	2.42x	1.15x	2.35x	1.79x	2.49x

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  EXHIBIT 12.1
Hospitality Properties Trust Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratio amounts)